

Supplemental Information
September 30, 2009

Certain information contained in this release includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not statements of historical facts. These statements may be identified, without limitation, by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "believes," "intends," "should" or comparable terms or the negative thereof.

These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. Risks and uncertainties associated with our business include (without limitation) the following: deterioration in the operating results or financial condition, including bankruptcies, of our tenants; non-payment or late payment of rent, interest or loan principal amounts by our tenants; our reliance on two tenants for a significant percentage of our revenue; occupancy levels at certain facilities; our level of indebtedness; changes in the ratings of our debt securities; maintaining compliance with our debt covenants; access to the capital markets and the cost and availability of capital; government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs; the general distress of the healthcare industry; increasing competition in our business sector; the effect of economic and market conditions and changes in interest rates; the amount and yield of any additional investments; risks associated with acquisitions, including our ability to identify and complete favorable transactions, delays or failures in obtaining third party consents or approvals, the failure to achieve perceived benefits, unexpected costs or liabilities and potential litigation; the ability of our tenants to pay contractual rent and/or interest escalations in future periods; the ability of our tenants to obtain and maintain adequate liability and other insurance; our ability to attract new tenants for certain facilities; our ability to sell certain

facilities for their book value; our ability to retain key personnel; potential liability under environmental laws; the possibility that we could be required to repurchase some of our senior notes; the rights and influence of holders of our outstanding preferred stock; changes in or inadvertent violations of tax laws and regulations and other factors that can affect our status as a real estate investment trust; and other factors discussed from time to time in our news releases, public statements and/or filings with the Securities and Exchange Commission, especially the risk factors set forth in our most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q.

Forward-looking information is provided by us pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. We disclaim any intent or obligation to update these forward-looking statements.

Contents

Nationwide
Health
Properties

Company Profile

Nationwide Health Properties, Inc. (NHP), incorporated October 1985, is a publicly traded real estate investment trust (REIT) that invests in senior housing facilities, long-term care facilities and medical office buildings throughout the United States. NHP generally acquires real estate and then leases the assets under long-term triple-net master leases to senior housing and long-term care operators and various types of leases to multiple tenants in the case of medical office buildings.

As a REIT specializing in healthcare real estate, NHP provides a focused investment strategy with a well diversified portfolio. NHP employs a conservative, long-term approach to real estate investments with an experienced professional management team having extensive operating, real estate and finance backgrounds.

Investor Highlights

- REIT structure provides opportunity to invest directly in real estate and indirectly in healthcare industry
- Quality healthcare real estate portfolio
- Long-term triple-net master leases with quality operators
- Strong affiliations with premiere hospital systems in growing medical office building markets
- Senior housing care a vital component of U.S. economy
- High dividend yield and high dividend coverage
- Financial stability
- Well positioned to take advantage of investment opportunities and to conservatively grow earnings and dividends
- NHP is one of the few healthcare REITs with investment grade ratings by Fitch, Moody's, and Standard & Poors.

Market Facts as of September 30, 2009

Closing Price	**Market Capitalization**	**Enterprise Value**
$30.99	$3.5 billion	$5.0 billion
Dividend & Yield	**52 week range**	**Shares & OP Units**
$1.76 (*5.7%*)	$18.13 – $33.79	112.1 million

Credit Ratings

Fitch BBB (stable)
Moody's Baa2 (stable)
S&P BBB- (positive outlook)

Our Portfolio as of September 30, 2009

- $4.3 billion in healthcare real estate
- 579 properties in 43 states
    - 260 Assisted and Independent Living
    - 186 Skilled Nursing
    - 80 Medical Office Buildings
    - 17 Other
    - 36 Unconsolidated JV Facilities
- Over 78 multi-facility tenants



WA (6%) WI (6%) MA (6%) CA (12%) TX (13%)



FINANCIAL RESULTS

Consolidated Income Statements

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	2009	2008
Revenue:				
Triple-net lease rent	$ 73,922	$ 71,779	$ 221,835	$ 211,435
Medical office building operating rent	17,154	16,188	50,810	43,058
	91,076	87,967	272,645	254,493
Interest and other income	6,748	6,614	19,741	18,430
	97,824	94,581	292,386	272,923
Expenses:				
Interest and amortization of deferred financing costs	23,221	25,308	70,540	75,554
Depreciation and amortization	31,130	30,271	93,050	86,342
General and administrative	6,521	6,634	20,425	19,538
Medical office building operating expenses	7,240	7,220	21,201	18,782
	68,112	69,433	205,216	200,216
Operating income	29,712	25,148	87,170	72,707
Income from unconsolidated joint ventures	1,513	924	3,700	2,824
Gain on debt extinguishment, net	-	-	4,564	-
Income from continuing operations	31,225	26,072	95,434	75,531
Discontinued operations:				
Gains on sale of facilities, net	-	2,351	21,152	153,444
Income from discontinued operations	-	778	98	5,640
	-	3,129	21,250	159,084
Net income	31,225	29,201	116,684	234,615
Net (income) loss attributable to noncontrolling interests	(82)	52	(184)	107
Net income attributable to NHP	31,143	29,253	116,500	234,722
Preferred stock dividends	(1,451)	(2,061)	(4,355)	(6,185)
Net income attributable to NHP common stockholders	$ 29,692	$ 27,192	$ 112,145	$ 228,537
Basic earnings per share (EPS):				
Income from continuing operations attributable to NHP common stockholders	$ 0.28	$ 0.25	$ 0.87	$ 0.72
Discontinued operations attributable to NHP common stockholders	-	0.03	0.20	1.65
Net income attributable to NHP common stockholders	$ 0.28	$ 0.28	$ 1.07	$ 2.37
Diluted EPS:				
Income from continuing operations attributable to NHP common stockholders	$ 0.27	$ 0.24	$ 0.85	$ 0.71
Discontinued operations attributable to NHP common stockholders	-	0.03	0.20	1.63
Net income attributable to NHP common stockholders	$ 0.27	$ 0.27	$ 1.05	$ 2.34
Weighted average shares outstanding for EPS:				
Basic	107,175	96,975	104,224	96,203
Diluted	109,477	98,956	106,389	97,538

Nationwide Health Properties

Reconciliation of Net Income to Funds From Operations (FFO)

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	2009	2008
Net income to FFO:				
Net income	$ 31,225	$ 29,201	$ 116,684	$ 234,615
Net (income) loss attributable to noncontrolling interests	(82)	52	(184)	107
Preferred stock dividends	(1,451)	(2,061)	(4,355)	(6,185)
Real estate related depreciation and amortization	30,875	30,290	92,548	87,766
Depreciation in income from unconsolidated joint ventures	1,319	1,221	3,937	3,467
Gains on sale of facilities, net	-	(2,351)	(21,152)	(153,444)
FFO available to NHP common stockholders	61,886	56,352	187,478	166,326
Series B preferred dividend add-back	1,451	2,061	4,355	6,185
Diluted FFO	63,337	58,413	191,833	172,511
Gain on debt extinguishment, net	-	-	(4,564)	-
Gain on debt extinguishment, net from unconsolidated joint ventures	(332)	-	(332)	-
Recurring diluted FFO	$ 63,005	$ 58,413	$ 186,937	$ 172,511
Weighted average shares outstanding for FFO:				
Diluted weighted average shares outstanding (1)	109,568	99,032	106,433	97,648
Series B preferred stock add-back if not already converted	3,375	4,744	3,367	4,736
Fully diluted weighted average shares outstanding	112,943	103,776	109,800	102,384
Diluted per share amounts:				
FFO	$ 0.56	$ 0.56	$ 1.75	$ 1.68
Recurring FFO	$ 0.56	$ 0.56	$ 1.70	$ 1.68
Dividends declared per common share	$ 0.44	$ 0.44	$ 1.32	$ 1.32
Recurring diluted FFO payout ratio	79%	79%	78%	79%
Recurring diluted FFO coverage	1.27	1.27	1.29	1.27

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties

See Financial Measures Definitions

Reconciliation of Net Income to Funds Available for Distribution (FAD)

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	2009	2008
Net income to FAD:				
Net income	$ 31,225	$ 29,201	$ 116,684	$ 234,615
Net (income) loss attributable to noncontrolling interests	(82)	52	(184)	107
Preferred stock dividends	(1,451)	(2,061)	(4,355)	(6,185)
Real estate related depreciation and amortization	30,875	30,290	92,548	87,766
Gains on sale of facilities, net	-	(2,351)	(21,152)	(153,444)
Straight-lined rent	(1,578)	(2,280)	(4,766)	(7,877)
Amortization of intangible assets and liabilities	(139)	(137)	(408)	(411)
Non-cash stock-based compensation expense	1,816	1,500	5,226	4,271
Deferred financing cost amortization	766	741	2,336	2,265
Lease commissions and tenant and capital improvements	(1,407)	(1,105)	(3,476)	(2,999)
NHP's share of FAD reconciling items from unconsolidated joint ventures:				
Real estate related depreciation and amortization	1,319	1,221	3,937	3,467
Straight-lined rent	(19)	(44)	(43)	(54)
Amortization of intangible assets and liabilities	5	-	5	-
Deferred financing cost amortization	21	21	63	63
FAD available to NHP common stockholders	61,351	55,048	186,415	161,584
Series B preferred dividend add-back	1,451	2,061	4,355	6,185
Diluted FAD	62,802	57,109	190,770	167,769
Gain on debt extinguishment, net	-	-	(4,564)	-
Gain on debt extinguishment, net from unconsolidated joint ventures	(332)	-	(332)	-
Recurring diluted FAD	$ 62,470	$ 57,109	$ 185,874	$ 167,769
Weighted average shares outstanding for FAD:				
Diluted weighted average shares outstanding (1)	109,568	99,032	106,433	97,648
Series B preferred stock add-back if not already converted	3,375	4,744	3,367	4,736
Fully diluted weighted average shares outstanding	112,943	103,776	109,800	102,384
Diluted per share amounts:				
FAD	$ 0.56	$ 0.55	$ 1.74	$ 1.64
Recurring FAD	$ 0.55	$ 0.55	$ 1.69	$ 1.64
Dividends declared per common share	$ 0.44	$ 0.44	$ 1.32	$ 1.32
Recurring diluted FAD payout ratio	80%	80%	78%	80%
Recurring diluted FAD coverage	1.25	1.25	1.28	1.24

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties

See Financial Measures Definitions

Reconciliation of 2009 Net Income Guidance to Recurring Diluted FFO and FAD Guidance

In thousands, except per share data

	Year Ended December 31, 2009			
	Guidance			
	Low		High	
Net income	$	147,298	$	148,348
Preferred stock dividends		(5,483)		(5,483)
Real estate related depreciation and amortization		121,499		121,499
Depreciation in income from unconsolidated joint ventures		5,206		5,206
Minority interest - NHP/PMB		94		94
Gains on sale of facilities, net		(21,152)		(21,152)
FFO available to common stockholders		247,462		248,512
Series B preferred dividend add-back		5,483		5,483
Diluted FFO		252,945		253,995
Gain on extinguishment of debt, net		(4,896)		(4,896)
Recurring diluted FFO		248,049		249,099
Straight-lined rent		(6,270)		(6,270)
Amortization of intangible assets and liabilities		(533)		(533)
Non-cash stock-based compensation expense		7,067		7,067
Deferred financing cost amortization		3,115		3,115
Lease commissions and tenant and capital improvements		(5,608)		(5,608)
Unconsolidated joint ventures:				
Straight-lined rent		(45)		(45)
Deferred financing cost amortization		84		84
Recurring diluted FAD	$	245,859	$	246,909
Diluted FFO per share	$	2.27	$	2.28
Recurring diluted FFO per share	$	2.22	$	2.23
Recurring diluted FAD per share	$	2.20	$	2.21
Weighted average shares outstanding for recurring diluted FFO and FAD:				
Diluted weighted average shares outstanding (1)		108,414		108,414
Series B preferred stock add-back if not already converted		3,198		3,198
Fully diluted weighted average shares outstanding		111,612		111,612

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties
See Financial Measures Definitions
September 30, 2009— 8

Consolidated Balance Sheets

In thousands

	September 30, 2009	December 31, 2008
Assets		
Investments in real estate:		
Land	$ 318,846	$ 320,394
Buildings and improvements	3,083,408	3,079,819
	3,402,254	3,400,213
Less accumulated depreciation	(566,356)	(490,112)
	2,835,898	2,910,101
Mortgage loans receivable, net	110,765	112,399
Mortgage loan receivable from related party	47,500	47,500
Investments in unconsolidated joint ventures	51,831	54,299
	3,045,994	3,124,299
Cash and cash equivalents	289,848	82,250
Receivables, net	6,959	6,066
Asset held for sale	-	4,542
Intangible assets	100,241	109,434
Other assets	132,225	131,534
	$ 3,575,267	$ 3,458,125
Liabilities and Equity		
Unsecured senior credit facility	$ -	$ -
Senior notes	994,233	1,056,233
Notes and bonds payable	433,849	435,199
Accounts payable and accrued liabilities	126,889	144,566
Total liabilities	1,554,971	1,635,998
Redeemable OP unitholder interests	54,221	56,778
Equity:		
NHP stockholders' equity:		
Series B convertible preferred stock	74,918	74,918
Common stock	11,038	10,228
Capital in excess of par value	2,018,579	1,786,193
Cumulative net income	1,673,389	1,556,889
Accumulated other comprehensive (loss) income	(1,207)	1,846
Cumulative dividends	(1,812,145)	(1,669,407)
Total NHP stockholders' equity	1,964,572	1,760,667
Noncontrolling interests	1,503	4,682
Total equity	1,966,075	1,765,349
	$ 3,575,267	$ 3,458,125

Nationwide Health Properties

Other Assets

In thousands

	September 30, 2009		December 31, 2008	
Other receivables, net	$	68,152	$	64,998
Straight-line rent receivables, net		25,928		21,224
Deferred financing costs		12,351		15,377
Capitalized lease and loan origination costs		2,506		2,631
Investments and restricted funds		8,929		13,257
Prepaid ground leases		10,098		10,241
Other		4,261		3,806
	$	132,225	$	131,534

Capitalization

In thousands, except stock prices and ratios

	Shares	Price	September 30, 2009	Shares	Price	December 31, 2008
Debt						
Unsecured senior credit facility			$ -			$ -
Senior notes			994,233			1,056,233
Notes and bonds payable			433,849			435,199
Consolidated debt			1,428,082			1,491,432
NHP's share of unconsolidated debt			88,651			91,108
Total debt			$ 1,516,733			$ 1,582,540
Book Capitalization						
Consolidated debt			$ 1,428,082			$ 1,491,432
Redeemable OP unitholder interests			54,221			56,778
Total equity			1,966,075			1,765,349
Consolidated book capitalization			3,448,378			3,313,559
Accumulated depreciation and amortization			566,356			490,112
Consolidated undepreciated book capitalization			4,014,734			3,803,671
NHP's share of unconsolidated debt			88,651			91,108
NHP's share of unconsolidated accumulated depreciation and amortization			10,355			6,670
Total undepreciated book capitalization			$ 4,113,740			$ 3,901,449
Enterprise Value						
Common stock	110,378	$ 30.99	$ 3,420,600	102,280	$ 28.72	$ 2,937,480
Limited partnership units	1,750	$ 30.99	54,221	1,830	$ 28.72	52,545
Series B preferred stock	749	$ 139.98	104,871	749	$ 126.00	94,397
Consolidated market equity capitalization			3,579,692			3,084,422
Consolidated debt			1,428,082			1,491,432
Consolidated enterprise value			5,007,774			4,575,854
NHP's share of unconsolidated debt			88,651			91,108
Total enterprise value			$ 5,096,425			$ 4,666,962
Leverage Ratios						
Consolidated debt to consolidated undepreciated book capitalization			35.6%			39.2%
Total debt to total undepreciated book capitalization			36.9%			40.6%
Consolidated debt to consolidated enterprise value			28.5%			32.6%
Total debt to total enterprise value			29.8%			33.9%

Nationwide Health Properties
September 30, 2009— 11

Based on total debt including NHP's share of unconsolidated joint venture

Undepreciated Book Basis



63% Equity   37% Debt

Enterprise Value



70% Equity   30% Debt

Debt Composition



34%

66%

■ Secured
■ Unsecured

7%

93%

■ Variable
■ Fixed

Nationwide Health Properties

Debt Maturities and Debt Composition

Dollars in thousands

Debt Maturities

Period	Credit Facility Principal	Credit Facility Rate	Senior Notes Principal		Senior Notes Rate	Notes and Bonds Principal	Notes and Bonds Rate	Consolidated Debt Principal	Consolidated Debt Rate	NHP's Share of Unconsolidated Debt Principal	NHP's Share of Unconsolidated Debt Rate	Total Debt Principal	Total Debt Rate
2009	$ -	-	$ 2,600	(1)	6.9%	$ -	-	$ 2,600	6.9%	$ -	-	$ 2,600	6.9%
2010	-	-	-		-	102,507	4.7%	102,507	4.7%	5,075	3.0%	107,582	4.6%
2011	-	-	339,040		6.5%	39,498	5.1%	378,538	6.4%	-	-	378,538	6.4%
2012	-	-	125,350	(2)	7.7%	51,668	6.5%	177,018	7.4%	14,000	6.0%	191,018	7.3%
2013	-	-	292,823	(3)	6.3%	39,574	6.0%	332,397	6.2%	-	-	332,397	6.2%
2014	-	-	-		-	22,384	6.0%	22,384	6.0%	25,616	5.8%	48,000	5.9%
2015	-	-	234,420		6.0%	60,074	5.7%	294,494	5.9%	34,028	5.9%	328,522	5.9%
2016	-	-	-		-	21,077	5.9%	21,077	5.9%	-	-	21,077	5.9%
2017	-	-	-		-	93	5.0%	93	5.0%	-	-	93	5.0%
2018	-	-	-		-	7,800	6.1%	7,800	6.1%	-	-	7,800	6.1%
Thereafter	-	-	-		-	89,174	4.5%	89,174	4.5%	9,932	6.4%	99,106	4.7%
Total	$ -	-	$ 994,233		6.5%	$ 433,849	5.3%	$ 1,428,082	6.1%	$ 88,651	5.8%	$ 1,516,733	6.1%
Weighted average maturity in years	-		3.3			7.2		4.5		6.5		4.6	

Debt Composition

	September 30, 2009 Principal	September 30, 2009 Rate	September 30, 2009 % of Total	December 31, 2008 Principal	December 31, 2008 Rate	December 31, 2008 % of Total
Fixed rate debt						
Senior notes	$ 994,233	6.5%	65.6%	$ 1,056,233	6.5%	66.7%
Notes and bonds	325,142	6.1%	21.4%	339,110	6.1%	21.4%
NHP's share of unconsolidated debt	83,576	5.9%	5.5%	85,960	5.9%	5.4%
Total fixed rate debt	1,402,951	6.4%	92.5%	1,481,303	6.4%	93.6%
Variable rate debt						
Credit facility	-	-	-	-	-	-
Notes and bonds	108,707	3.2%	7.2%	96,089	5.6%	6.1%
NHP's share of unconsolidated debt	5,075	3.0%	0.3%	5,148	6.0%	0.3%
Total variable rate debt	113,782	3.1%	7.5%	101,237	5.6%	6.4%
Total debt	$ 1,516,733	6.1%	100.0%	$ 1,582,540	6.3%	100.0%

(1) Includes $2.6 million of notes with a stated maturity in 2037 put to us for payment in October 2009
(2) Includes $52.4 million of notes putable October of 2012, 2017 and 2027 with a final maturity in 2037
(3) Includes $23 million of notes putable July of 2013, 2018, 2023 and 2028 with a final maturity in 2038

Nationwide Health Properties

Debt Covenants

Covenant	Minimum Requirement	Maximum Requirement	Actual	Status	
Credit Facility Covenants					
Unsecured Debt to Unencumbered Asset Ratio		60%	29.1%	In Compliance	48% of the maximum
Secured Indebtedness Ratio		0.30	0.12	In Compliance	40% of the maximum
Fixed Charges Ratio	1.75		3.12	In Compliance	(A)
Total Liabilities to Capitalization Value		60%	33.5%	In Compliance	56% of the maximum
Net Asset Value	820,000,000		3,012,897,000	In Compliance	(B)
Bond Covenants					
Senior and Non-recourse Debt to Capital Base		225%	76.6%	In Compliance	34% of the maximum
Senior Debt to Tangible Net Worth		225%	53.3%	In Compliance	24% of the maximum
Senior Debt to Capital Base		150%	53.3%	In Compliance	36% of the maximum
Limitation on Secured Debt Under Bond Indenture		10%	0.6%	In Compliance	6% of the maximum
New Bond Covenants					
Limitation on Secured Debt		40%	10.5%	In Compliance	26% of the maximum
EBITDA to Interest Expense	1.50		3.53	In Compliance	(C)
Total Indebtedness		60%	34.5%	In Compliance	57% of the maximum
Unencumbered Assets to Unsecured Debt	150%		348.6%	In Compliance	(D)

(A) With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $89.7 million and stay in compliance.
(B) With our current asset value, we can increase total debt by up to $2.2 billion and stay in compliance.
(C) With our current EBITDA, we can increase total interest expense by up to $137.2 million and stay in compliance.
(D) With our current unencumbered assets, we can increase total unsecured debt by up to $1.3 billion and stay in compliance.

Nationwide Health Properties











1. With our current asset value, we can increase total debt by up to $2.2 billion and remain in compliance.

2. With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $89.7 million and remain in compliance.

















1. With our current unencumbered assets, we can increase total unsecured debt by up to $1.3 billion and remain in compliance.

2. With our current EBITDA, we can increase total interest expense by up to $137.2 million and remain in compliance.

Interest and Fixed Charge Coverage

Dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	2009	2008
Reconciliation of Net Income to EBITDA:				
Net income	$ 31,225	$ 29,201	$ 116,684	$ 234,615
Net (income) loss attributable to noncontrolling interests	(82)	52	(184)	107
Interest and amortization of deferred financing costs in continuing operations	23,221	25,308	70,540	75,554
Interest and amortization of deferred financing costs in discontinued operations	-	-	-	1,004
Depreciation and amortization in continuing operations	31,130	30,271	93,050	86,342
Depreciation and amortization in discontinued operations	-	145	78	1,800
Consolidated EBITDA	85,494	84,977	280,168	399,422
NHP's share of EBITDA reconciling items from unconsolidated joint ventures:				
Interest and amortization of deferred financing costs	1,337	1,292	4,011	3,752
Depreciation and amortization	1,319	1,221	3,937	3,467
Total EBITDA	88,150	87,490	288,116	406,641
Gain on debt extinguishment, net	(332)	-	(4,564)	-
Gains on sale of facilities, net	-	(2,351)	(21,152)	(153,444)
Adjusted Total EBITDA	$ 87,818	$ 85,139	$ 262,400	$ 253,197
Adjusted Consolidated EBITDA	$ 85,162	$ 82,626	$ 254,452	$ 245,978
Interest Expense:				
Consolidated interest expense (including discontinued operations)	$ 22,451	$ 24,568	$ 68,180	$ 74,293
NHP's share of interest expense from unconsolidated joint ventures	1,316	1,271	3,949	3,689
Total interest expense	$ 23,767	$ 25,839	72,129	77,982
Fixed Charges:				
Consolidated interest expense (including discontinued operations)	$ 22,451	$ 24,568	$ 68,180	$ 74,293
Preferred stock dividends	1,451	2,061	4,355	6,185
Consolidated fixed charges	23,902	26,629	72,535	80,478
NHP's share of interest expense from unconsolidated joint ventures	1,316	1,271	3,949	3,689
Total fixed charges	$ 25,218	$ 27,900	$ 76,484	$ 84,167
Consolidated Adjusted Interest Coverage Ratio	3.79	3.36	3.73	3.31
Total Adjusted Interest Coverage Ratio	3.69	3.29	3.64	3.25
Consolidated Adjusted Fixed Charge Coverage Ratio	3.56	3.10	3.51	3.06
Total Adjusted Fixed Charge Coverage Ratio	3.48	3.05	3.43	3.01

Nationwide Health Properties

See Financial Measures Definitions

In thousands

	September 30, 2009	December 31, 2008
Assets		
Investments in real estate:		
Land	$ 38,892	$ 38,892
Buildings and improvements	530,838	525,214
	569,730	564,106
Less accumulated depreciation	(38,161)	(24,138)
	531,569	539,968
Cash and cash equivalents	3,416	3,216
Receivables, net	-	45
Other assets	5,995	5,964
	$ 540,980	$ 549,193
Liabilities and Equity		
Notes payable	$ 334,305	$ 343,842
Accounts payable and accrued liabilities	15,471	19,623
Total liabilities	349,776	363,465
Equity:		
Capital in excess of par value	97	-
Contributions	238,529	229,475
Distributions	(43,139)	(32,148)
Cumulative net income	5,988	2,760
Accumulated other comprehensive loss	(10,271)	(14,359)
Total equity	191,204	185,728
	$ 540,980	$ 549,193
NHP's investment in joint venture (1)	$ 47,775	$ 50,032

(1) Excludes NHP's investment in PMB Real Estate Services LLC ("PMBRES") and PMB SB 399-401 East Highland LLC ("PMB SB"). NHP's investment in PMBRES was $992,000 and $967,000 at September 30, 2009 and December 31, 2008, respectively. NHP's investment in PMB SB was $3,064,000 and $3,300,000 at September 30, 2009 and December 31, 2008, respectively.

Nationwide
Health
Properties

In thousands

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
Revenue:				
Rent	$ 11,690	$ 11,540	$ 34,885	$ 34,030
Interest and other income	13	17	92	61
	11,703	11,557	34,977	34,091
Expenses:				
Interest and amortization of deferred finance costs	5,186	5,004	15,549	14,845
Depreciation and amortization	4,701	4,648	14,023	13,632
General and administrative*	1,164	1,625	3,504	4,807
Total expenses	11,051	11,277	33,076	33,284
Gain on debt extinguishment, net	1,327	-	1,327	-
Net income	1,979	280	3,228	807
Preferred stock dividends	(1)	-	(10)	-
Net income available to joint venture members	$ 1,978	$ 280	$ 3,218	$ 807
NHP Income and FFO from Joint Venture				
Share of net income	$ 482	$ 68	$ 793	$ 202
Management fee*	1,032	1,000	3,068	2,932
Income from joint venture (1)	1,514	1,068	3,861	3,134
Share of depreciation	1,175	1,162	3,506	3,408
FFO from joint venture	$ 2,689	$ 2,230	$ 7,367	$ 6,542

* NHP's management fee is included in the joint venture's general and administrative expense

(1) Excludes NHP's income/loss from PMBRES and PMB SB. NHP's share of the income from PMBRES was $27,000 for the three months ended September 30, 2009. NHP's share of the loss from PMBRES was $86,000 for the nine months ended September 30, 2009, and $164,000 and $329,000 for the three and nine months ended September 30, 2008, respectively. NHP's share of the loss from PMB SB was $28,000 and $75,000 for the three and nine months ended September 30, 2009, respectively. NHP's share of the income from PMB SB was $21,000 for the three and nine months ended September 30, 2008.

Adjusted EBITDA:

We believe that Adjusted EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio and we present it solely for the purpose of being used in those calculations. Adjusted EBITDA is calculated by adding back any gains and losses on the sale of real estate and any impairments to EBITDA for a given period. We believe Adjusted EBITDA is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider Adjusted EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of Adjusted EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. Adjusted EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of Adjusted EBITDA may not be comparable to similar measures reported by other companies.

Adjusted Fixed Charge Coverage Ratio:

We believe that the Adjusted Fixed Charge Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest and preferred dividend payment obligations and allows investors to compare interest and dividend paying capabilities among different companies. We calculate the Adjusted Fixed Charge Coverage Ratio by dividing Adjusted EBITDA by Fixed Charges. In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the components Adjusted EBITDA and Fixed Charges. Our calculation of the Adjusted Fixed Charge Coverage Ratio should not be considered an alternative to the ratio of earnings to fixed charges as defined by Item 503(d) of Regulation S-K and it may not be comparable to similar ratios reported by other companies.

Adjusted Interest Coverage Ratio:

We believe that the Adjusted Interest Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest payment obligations and allows investors to compare interest paying capabilities among different companies. We calculate the Adjusted Interest Coverage Ratio by dividing Adjusted EBITDA by interest expense (including capitalized interest, if any). In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the component Adjusted EBITDA. Our calculations of the Adjusted Interest Coverage Ratio may not be comparable to similar ratios reported by other companies.

EBITDA:

We believe that EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of Adjusted EBITDA which is in turn used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio and we present it solely for the purpose of being used in those calculations. EBITDA is calculated by adding interest, taxes, depreciation and amortization to net income. The real estate industry uses EBITDA as a non-GAAP measure of both operating performance and liquidity. We believe it is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of EBITDA may not be comparable to similar measures reported by other companies.

FAD Payout Ratio and FFO Coverage:

The FAD Payout Ratio is calculated by dividing the common dividend per share by diluted FAD per share for any given period. FAD Coverage is calculated by dividing diluted FAD per share by the common dividend per share for any given period. We believe that both of these amounts are important supplemental liquidity measures that enable investors to compare dividend security among REITs.

Fixed Charges:

Fixed Charges is a measure of the total interest and preferred stock dividend obligations of a company. It is calculated by adding interest expense (including capitalized interest, if any) and preferred stock dividends for any given period and is utilized in calculating the Adjusted Fixed Charge Coverage Ratio. It's usefulness is limited as, among other things, it does not include required principal payments or any other contractual obligations a company may have. Our calculation of Fixed Charges should not be considered an alternative to fixed charges as defined by Item 503(d) of Regulation S-K and it may not be comparable to Fixed Charges reported by other companies.

Funds Available for Distribution ("FAD"):

While net income and its related per share amounts as defined by generally accepted accounting principles ("GAAP") are the most appropriate earnings measures, we believe that FAD and its related per share amounts are important supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. FAD was developed as a supplemental measure of operating performance primarily to exclude non-cash revenues and expenses that are included in FFO. FAD is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization, plus or minus straight-lined rent (plus cash in excess of rent or minus rent in excess of cash), plus or minus amortization of above or

below market lease intangibles, plus non-cash stock based compensation, plus deferred finance cost amortization plus any impairments minus lease commissions, tenant improvements and capital improvements paid. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FAD and its related per share amounts and FFO and its related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions and different non-cash revenues and expenses. Additionally, FAD is widely used by industry analysts as a measure of operating performance for equity REITs. FAD does not represent cash flow from operating activities or net income as defined by GAAP and, therefore should not be considered as an alternative to cash flow as a measure of liquidity or net income as the primary indicator of operating performance. Our calculations of FAD may not be comparable to FAD reported by other REITs or analysts that define it differently than we do.

Funds from Operations ("FFO"):

While net income and its related per share amounts as defined by generally accepted accounting principles ("GAAP") are the most appropriate earnings measures, we believe that FFO and its related per share amounts are important supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. We calculate FFO in accordance with the National Association of Real Estate Investment Trusts' definition. FFO is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization. The same adjustments are made to reflect our share of gains and losses from the sale of real estate and real estate related depreciation and amortization from unconsolidated joint ventures. We believe that the use of FFO and its related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions. Additionally, FFO is widely used by industry analysts as a measure of operating performance for equity REITs. FFO does not represent cash flow from operating activities or net income as defined by GAAP and, therefore should not be considered as an alternative to cash flow as a measure of liquidity or net income as the primary indicator of operating performance. Our calculations of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the NAREIT definition or interpret that definition differently than we do.

Enterprise Value:
Enterprise Value is a measure of a company's value. We calculate Enterprise Value as market equity capitalization plus debt. Market equity capitalization is calculated as the sum of (1) the number of shares of common stock and limited partnership units multiplied by the closing price of our common stock on the last day of the period presented and (2) the number of shares of Series B preferred stock multiplied by the closing price of our Series B preferred stock on the last day of the period presented. Consolidated Enterprise Value includes our market equity capitalization and our consolidated debt. Total Enterprise Value includes our market equity capitalization, our consolidated debt and our share of the debt of our unconsolidated joint ventures.

Gross Investment:
We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets such as lease-up intangible assets, above market tenant and ground lease intangible assets (collectively "intangible assets") included on our balance sheets and/or below market tenant and ground lease intangible liabilities included in the caption "Accounts Payable and Accrued Liabilities" on our balance sheets.

Recurring FAD:
Recurring FAD excludes from FAD any material one-time items reflected in the financial statements for a given period.

Recurring FFO:
The NAREIT definition of FFO doesn't exclude impairments of assets. We believe that impairments are equivalent to losses on sale that are taken early due to the current requirements of GAAP, therefore we generally present Recurring FFO, which excludes impairments, for any period where our net income includes an impairment. We also exclude any material one-time items reflected in the financial statements for a given period.



INVESTMENTS & DISPOSITIONS

3rd Quarter 2009 Investments

Gross investment in thousands

	Facilities	Number of Beds/Units	Square Feet	Average Age	Gross Investment	Investment Per Bed/Unit Square Foot	Initial Yield
Owned Facilities							
Capital expenditures	-	-			$ 5,000 (1)		
Total investments	-	-	-		5,000		
Loans							
Other loans	-	-	-		1,000		8.1%
Total loans	-	-	-		1,000		8.1%
Total Consolidated							
Other loans					1,000		8.1%
Subtotal	-	-	-		1,000		8.1%
Capital expenditures	-	-			5,000		
Total investments	-	-	-		6,000		
Unconsolidated Joint Venture							
Capital expenditures	-	-			2,000 (2)		
Total investments	-	-	-		2,000		
Total Investments							
Total loans	-	-	-		1,000		8.1%
Total acquisitions	-	-	-		1,000		8.1%
Capital expenditures	-	-	-		7,000		
Total investments	-	-	-		$ 8,000		

(1) Includes $4 million of revenue producing capital expenditures on our existing triple net portfolio at a blended yield of 8.9%.
(2) Represents revenue producing capital expenditures on our existing triple net portfolio at a blended yield of 8.0%.

Year to Date September 30, 2009 Investments

Gross investment in thousands

	Facilities	Number of Beds/Units	Building Square Feet	Average Age	Gross Investment		Investment Per Bed/Unit Square Foot	Initial Yield
Owned Facilities								
Capital expenditures	-	-			$ 21,000	(1)		
Total investments	-	-	-		21,000			
Loans								
Assisted and independent living facilities	-	-			7,000	(2)		10.0%
Other loans	-	-	-		2,000			8.8%
Total loans	-	-	-		9,000			9.7%
Total Consolidated								
Assisted and independent living facilities	-	-			7,000			10.0%
Other loans	-	-			2,000			8.8%
Subtotal	-	-	-		9,000			9.7%
Capital expenditures	-	-			21,000			
Total investments	-	-	-		30,000			
Unconsolidated Joint Venture								
Capital expenditures	-	-			6,000	(3)		
Total investments	-	-	-		6,000			
Total Investments								
Total loans	-	-	-		9,000			9.7%
Subtotal	-	-	-		9,000			9.7%
Capital expenditures	-	-	-		27,000			
Total investments	-	-	-		$ 36,000			

(1) Includes $19 million of revenue producing capital expenditures on our existing triple net portfolio at a blended yield of 8.5%.

(2) Represents initial investment under NHP's agreement with Brookdale Senior Living, Inc. ("Brookdale") under which NHP is a lender with an original commitment of $8.8 million ($2.9 million at September 30, 2009) under their $230.0 million ($75.0 million at September 30, 2009) revolving loan facility which is secured by, among other things, certain real property owned by Brookdale, an operator of assisted and independent living facilities. As of September 30, 2009, there was no outstanding balance on the revolving loan facility.

(3) Represents revenue producing capital expenditures on our existing triple net portfolio at a blended yield of 8.0%.

Nationwide Health Properties

Expected Dispositions

	Actual Revenue		Full Year Revenue		Gross Proceeds		Gain		Investment Required at 9.5% Assumed Yield		% Financing From Proceeds
Actual Through September 30, 2009											
Purchase options	$	2,597,000	$	3,130,000	$	35,000,000	$	21,177,000	$	32,947,000	106%
Loan payoffs		303,000		379,000		3,731,000				3,989,000	94%
	$	2,900,000	$	3,509,000	$	38,731,000	$	21,177,000	$	36,936,000	105%
Projected for the Remainder of 2009											
High [A]											
Purchase options	$	-	$	-	$	-	$	-	$	-	
Loan payoffs*		79,000		2,442,000		18,786,000		9,902,000		25,705,000	73%
Asset recycling		-		-		-		-		-	
Lease restructuring		-		-		-		-		-	
Total high	$	79,000	$	2,442,000	$	18,786,000	$	9,902,000	$	25,705,000	73%
Total Actual and Projected 2009											
Total actual	$	2,900,000	$	3,509,000	$	38,731,000	$	21,177,000	$	36,936,000	105%
Total high		79,000		2,442,000		18,786,000		9,902,000		25,705,000	73%
	$	2,979,000	$	5,951,000	$	57,517,000	$	31,079,000	$	62,641,000	92%

*The gain on loan payoffs represents the gain deferred at the time we financed the sale of the facilities

[A] Projected dispositions categorized as "High" represent items where NHP estimates a high probability of disposition based on an analysis of facility performance, the tenant's financial condition and current financing options available.

NHP Consolidated Acquisition Obligations	Est. Closing Date	Amount ($000s)	Initial Yield	Cash Required ($000s)			
				2009	**2010**	**2011**	**Total [A]**
PMB - Pomona, CA	Dec 2009	$ 37,500	7.0%	$ 37,500			$ 37,500
NHP Consolidated Total Acquisition Obligations				**$ 37,500**	**$ -**	**$ -**	**$ 37,500**

Expansion, Renovation & Capital Expenditures			
	2009	**2010**	**2011**	**Total [B]**
NHP Consolidated	$ 16,724	$ 58,803	$ 53,400	$ 128,927
Unconsolidated Joint Venture	395	1,022	442	1,859
Total Expansion, Renovation & Capital Expenditures	**$ 17,119**	**$ 59,825**	**$ 53,842**	**$ 130,786**

Debt Maturities & Principal Amortization			
	2009	**2010 [C]**	**2011**	**Total**
Amount	**$ 8,000**	**$ 108,000**	**$ 384,000**	**$ 500,000**
Rate	6.9%	4.7%	6.4%	6.0%

	2009	2010	2011	Total
Total Forward Capital Commitments	**$ 62,619**	**$ 167,825**	**$ 437,842**	**$ 668,286**
Estimated Proceeds from Purchase Options and Asset Sales	$ 18,786			
Cash Balance as of September 30, 2009	289,848			
Remaining Availability on Credit Facility	700,000			
Total Funding Availabity as of September 30, 2009	**$ 1,008,634**			

[A] The total reflects an estimate through December 2011 only, and does not include a June 2014 obligation for $59 million (Willowcreek Senior Living - Hillsboro, OR). However, if certain operating covenants are not achieved, the construction lender has the right to put the obligation to NHP. The first covenant test date is December 2009.

[B] The total reflects an estimate of commitments through December 2011 only; the total remaining commitment after 2011 equals $15.5 million.

[C] Some of the debt maturing in 2010 may extend for a 1-year period.

General Notes:

The $700 million credit facility matures in December 2010, but can be extended at NHP's option to December 2011.

The above analysis does not include future potential additional capital sources such as retained operating cash flows, formation of joint ventures or capital transactions.

Conditional Pacific Medical Buildings Acquisition Obligations through 2011 (as of September 30, 2009)

NHP Consolidated Conditional Obligations [A]	Est. Closing	Initial Yield	Purchase Price Per Contribution Agreement ($000s)			
			2009	2010	2011	Total
PMB - Burbank, CA	April 2010	*5.8%*		$ 58,231		$ 58,231
		5.8%	**$ -**	**$ 58,231**	**$ -**	**$ 58,231**

[A] If all closing conditions are met causing us to be obligated to purchase the remaining buildings, we could choose to not complete the puchase by paying liquidated damages equal to 5% of the total property value. The total reflects an estimate through December 2011 only and does not include an April 2012 conditional obligation for $104.5 million (PMB - Pasadena, CA)

Triple-Net Lease Expirations and Mortgage Loans Receivable Principal Payments

Dollars in thousands

	Consolidated Lease Expirations										
	Assisted and Independent		Skilled Nursing		Continuing Care		Other Triple-Net		Consolidated Triple-Net		
Year	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Percent of Total	Number of Facilities
2009	-	-	-	-	-	-	-	-	-	0%	-
2010	4,850	10	9,387	20	641	1	-	-	14,878	5%	31
2011	-	-	6,498	19	-	-	-	-	6,498	2%	19
2012	7,621	8	4,490	8	1,511	1	1,800	1	15,422	6%	18
2013	11,499	11	5,663	11	363	1	-	-	17,525	6%	23
2014	8,396	16	3,486	6	4,872	3	-	-	16,754	6%	25
2015	1,756	4	2,015	3	-	-	3,311	1	7,082	3%	8
2016	11,539	10	13,766	26	-	-	4,829	6	30,134	11%	42
2017	2,510	9	5,051	15	-	-	1,863	1	9,424	3%	25
2018	1,426	2	2,903	8	-	-	-	-	4,329	2%	10
Thereafter	108,213	181	35,889	54	4,103	4	5,539	17	153,744	56%	256
	$ 157,810	251	$ 89,148	170	$ 11,490	10	$ 17,342	26	$ 275,790	100%	457

	Unconsolidated JV Lease Expirations (1)									Mortgage Loans Receivable		
	Assisted and Independent		Skilled Nursing		Continuing Care		Total JV			Consolidated		
Year	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Percent of Total	Number of Facilities	Principal Payments	Percent of Total	Number of Facilities
2009	-	-	-	-	-	-	-	-	-	18,903	11%	4
2010	-	-	-	-	-	-	-	-	-	69,486	39%	8
2011	-	-	-	-	-	-	-	-	-	33,549	19%	5
2012	5,765	6	-	-	-	-	5,765	13%	6	606	0%	-
2013	-	-	-	-	-	-	-	-	-	17,190	10%	3
2014	-	-	-	-	-	-	-	-	-	668	0%	-
2015	-	-	-	-	-	-	-	-	-	2,996	2%	1
2016	1,300	1	-	-	-	-	1,300	3%	1	595	0%	-
2017	-	-	-	-	-	-	-	-	-	15,483	9%	2
2018	-	-	-	-	-	-	-	-	-	5,914	3%	1
Thereafter	13,371	12	22,128	14	2,480	1	37,979	84%	27	12,214	7%	2
	$ 20,436	19	$ 22,128	14	$ 2,480	1	$ 45,044	100%	34	$ 177,604	100%	26

(1) Excludes PMBRES and PMB SB.



PORTFOLIO OVERVIEW

Portfolio Summary

Gross investment, NOI and security deposits in thousands

	Number of Facilities	Number of Beds/Units	Building Square Feet	Gross Investment	Investment Per Bed/Unit/ Square Foot	Percentage of Investment by Category	NOI	Percentage of NOI by Category
Owned Facilities								
Assisted and independent living facilities	251	18,890		$ 1,733,285	$ 92,000	47%	$ 128,907	48%
Skilled nursing facilities	170	18,611		905,975	$ 49,000	25%	71,541	26%
Continuing care retirement communities	10	1,932		124,808	$ 65,000	3%	9,286	3%
Specialty hospitals	7	294		76,198	$ 259,000	2%	6,211	2%
Total senior housing and long-term care	438	39,727		2,840,266	$ 71,000	77%	215,945	79%
Triple-net medical office buildings	19		437,013	121,793	$ 279	3%	5,890	2%
Total triple-net	457	39,727	437,013	2,962,059		80%	221,835	81%
Multi-tenant medical office buildings	60		2,734,054	559,798	$ 205	15%	29,609	11%
Total owned	517	39,727	3,171,067	3,521,857		95%	251,444	92%
Mortgage Loans Receivable								
Assisted and independent living facilities	9	664		47,555	$ 72,000	2%	4,101	2%
Skilled nursing facilities	16	2,336		54,185	$ 23,000	2%	5,823	2%
Continuing care retirement communities	-	180		9,025	$ 50,000	0%	542	0%
Total senior housing and long-term care	25	3,180		110,765	$ 35,000	4%	10,466	4%
Multi-tenant medical office buildings	1		172,000	47,500	$ 276	1%	2,436	1%
Total mortgage loans receivable	26	3,180	172,000	158,265		5%	12,902	5%
Other Income							6,839	3%
Total Consolidated Portfolio	543	42,907	3,343,067	$ 3,680,122		100%	$ 271,185	100%
Consolidated Portfolio by Type								
Assisted and independent living facilities	260	19,554		$ 1,780,840	$ 91,000	48%	$ 133,008	49%
Skilled nursing facilities	186	20,947		960,160	$ 46,000	26%	77,364	28%
Continuing care retirement communities	10	2,112		133,833	$ 63,000	4%	9,828	4%
Specialty hospitals	7	294		76,198	$ 259,000	2%	6,211	2%
Total senior housing and long-term care	463	42,907		2,951,031	$ 69,000	80%	226,411	83%
Medical office buildings	80		3,343,067	729,091	$ 218	20%	37,935	14%
Total owned and mortgage loans receivable	543	42,907	3,343,067	3,680,122		100%	264,346	97%
Other income							6,839	3%
Total consolidated	543	42,907	3,343,067	3,680,122		100%	271,185	100%
Unconsolidated JV Ownership								
Assisted and independent living facilities	19	1,887		261,185	$ 138,000	44%	16,382	45%
Skilled nursing facilities	14	1,792		278,875	$ 156,000	48%	16,643	46%
Continuing care retirement communities	1	148		29,670	$ 200,000	5%	1,860	5%
Total senior housing and long-term care	34	3,827		569,730	$ 149,000	97%	34,885	96%
Medical office buildings	2		133,001	19,400	$ 146	3%	1,214	4%
Total JV owned	36	3,827	133,001	589,130		100%	36,099	100%
Other income							92	0%
Total JV	36	3,827	133,001	589,130		100%	36,191	100%
Total Portfolio	579	46,734	3,476,068	$ 4,269,252			$ 307,376	

*	Consolidated medical office building gross investment includes	$119,603 of amounts classified as intangible assets and liabilities
	Unconsolidated medical office building gross investment includes	$1,630 of amounts classified as intangible assets and liabilities

Triple-Net Leased Security Information

	Security Deposits					Percentage with Impounds			
	Consolidated			JV		Consolidated			JV
	Owned	Mortgages	Total	Owned		Owned	Mortgages	Total	Owned
Bank letters of credit	$ 51,864	$ 2,277	$ 54,141	$ 9,900	Master leases	84%			100%
Cash deposits	17,885	1,124	19,009	81	Property tax	74%	46%	73%	74%
	$ 69,749	$ 3,401	$ 73,150	$ 9,981	Cap ex	45%	8%	42%	59%

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

	Number of Facilities	Average Age	Gross Investment	Annualized Cash Rent/NOI	Current Yield	Occupancy	EBITDARM Coverage
Owned Facilities							
Assisted and independent living facilities	251	14	$ 1,733,285	$ 167,495	9.7%	83.1%	1.29x
Skilled nursing facilities	170	28	905,975	94,491	10.4%	80.1%	2.12x
Continuing care retirement communities	10	25	124,808	12,749	10.2%	89.3%	1.72x
Specialty hospitals	7	16	76,198	8,558	11.2%	68.3%	3.13x
Total senior housing and long-term care	438	19	2,840,266	283,293	10.0%	81.9%	1.64x
Triple-net medical office buildings	19	12	121,793	9,118	7.5%	100.0%	
Total triple-net	457		2,962,059	292,411	9.9%		
Multi-tenant medical office buildings	60	13	559,798	36,666	6.5%	88.8%	
Total owned	517	18	3,521,857	329,077	9.3%		
Mortgage Loans Receivable							
Assisted and independent living facilities	9	13	47,555	5,432	11.4%	86.7%	1.68x
Skilled nursing facilities	16	33	54,185	7,736	14.3%	82.2%	3.01x
Continuing care retirement communities	-	37	9,025	661	7.3%	90.0%	4.01x
Total senior housing and long-term care	25	25	110,765	13,829	12.5%	83.6%	2.53x
Multi-tenant medical office buildings	1	2	47,500	3,357	7.1%		
Total mortgage loans receivable	26	18	158,265	17,186	10.9%		
Total NHP Consolidated Portfolio	**543**	**18**	**$ 3,680,122**	**$ 346,262**	**9.4%**		**1.68x**
Consolidated Portfolio by Type							
Assisted and independent living facilities	260	14	$ 1,780,840	$ 172,927	9.7%	83.2%	1.30x
Skilled nursing facilities	186	28	960,160	102,227	10.6%	80.4%	2.19x
Continuing care retirement communities	10	26	133,833	13,410	10.0%	89.4%	1.83x
Specialty hospitals	7	16	76,198	8,558	11.2%	68.3%	3.13x
Total senior housing and long-term care	463	19	2,951,031	297,122	10.1%	82.0%	1.68x
Medical Office Buildings	80	12	729,091	49,140	6.7%	90.9%	
Total consolidated	543	18	3,680,122	346,262	9.4%		
Unconsolidated JV Ownership							
Assisted and independent living facilities	19	13	261,185	21,591	8.3%	86.9%	1.17x
Skilled nursing facilities	14	22	278,875	22,107	7.9%	91.5%	1.84x
Continuing care retirement communities	1	12	29,670	2,480	8.4%	73.7%	1.34x
Total senior housing and long-term care	34	17	569,730	46,178	8.1%	88.5%	1.50x
Medical office buildings	2	27	19,400	1,613	8.3%	85.5%	
Total unconsolidated JV	36	17	589,130	47,791	8.1%		
Total Portfolio	**579**	**18**	**$ 4,269,252**	**$ 394,054**	**9.2%**		**1.66x**

General Notes:

Medical office building cost per square foot and gross investment reflects total purchase price including amounts classified as intangilble assets and liabilities.

Nationwide Health Properties

Portfolio Overview

Asset Type
(based on investment)



Other
6%
Independent and
Assisted Living
48%
MOBs
20%
Skilled Nursing
26%

Pay Source



Medicaid
17%
Private Pay
73%
Medicare
10%

Locations
(based on investment*)



WA
(6%)
WI
(6%)
MA
(6%)
CA
(12%)
TX
(13%)

**Investment includes all asset types*

Tenant/Operator
(based on revenue)

Top 5 = 40%
Top 10 = 55%
Top 15 = 63%











Brookdale Senior Living
Hearthstone
Wingate Healthcare
Beverly Living Centers
Atria Senior Living Group

Nationwide Health Properties

Consolidated Portfolio Performance by Asset Type

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	SEP 2009	JUN 2009	Q/Q Chg	SEP 2008	Y/Y Chg		SEP 2009	JUN 2009	SEP 2008
Assisted and independent living*									
Annualized Facility Revenue ($000s)	$ 589,987	$ 589,064	0.2%	$ 587,211	0.5%		$ 596,173	$ 594,430	$ 596,737
Occupancy	83.4%	82.6%	0.8%	84.0%	-0.7%		83.4%	82.7%	84.7%
Monthly revenue per occupied bed/unit	$ 3,056	$ 3,050	0.2%	$ 3,004	1.7%		$ 2,997	$ 3,014	$ 2,991
Annualized Facility EBITDARM ($000s)	$ 221,249	$ 219,127	1.0%	$ 212,001	4.4%		$ 223,373	$ 221,117	$ 210,456
Facility EBITDARM %	37.5%	37.2%	0.3%	36.1%	1.4%		37.5%	37.2%	35.3%
NHP Annualized Cash Rent ($000s)	$ 168,458	$ 167,754	0.4%	$ 163,287	3.2%		$ 169,117	$ 168,340	$ 167,034
Facility EBITDARM coverage	1.31x	1.31x	0.5%	1.30x	1.2%		1.32x	1.31x	1.26x
Facility EBITDAR coverage	1.14x	1.13x	0.7%	1.12x	1.8%		1.14x	1.14x	1.08x
Facility EBITDAR - Capex coverage	1.05x	1.05x	0.8%	1.04x	1.5%		1.06x	1.05x	1.00x
Skilled nursing facilities									
Annualized Facility Revenues ($000s)	$ 1,202,074	$ 1,193,191	0.7%	$ 1,165,600	3.1%		$ 1,308,996	$ 1,295,467	$ 1,275,077
Occupancy	80.6%	80.3%	0.2%	81.6%	-1.0%		80.4%	80.6%	80.7%
Monthly revenue per occupied bed/unit	$ 6,337	$ 6,277	0.9%	$ 6,099	3.9%		$ 6,415	6,417	6,211
Q-Mix (Private + Medicare)	45.2%	44.9%	0.3%	43.6%	1.6%		44.9%	46.8%	45.7%
Annualized Facility EBITDARM ($000s)	$ 208,503	$ 205,643	1.4%	$ 191,566	8.8%		$ 223,695	$ 215,269	$ 206,569
Facility EBITDARM %	17.3%	17.2%	0.1%	16.4%	0.9%		17.1%	16.6%	16.2%
NHP Annualized Cash Rent ($000s)	$ 97,344	$ 96,846	0.5%	$ 95,181	2.3%		$ 102,227	$ 101,763	$ 100,276
Facility EBITDARM coverage	2.14x	2.12x	0.9%	2.01x	6.4%		2.19x	2.12x	2.06x
Facility EBITDAR coverage	1.52x	1.51x	1.1%	1.40x	8.9%		1.55x	1.48x	1.42x
Facility EBITDAR - Capex coverage	1.41x	1.39x	1.3%	1.29x	9.4%		1.43x	1.36x	1.33x

*Excludes 6 AL facilities which have not yet reached stabilization due to ongoing or recently completed construction / renovation (facilities comprise 517 units, currently 314 units in service at an aggregate occupancy of 58.8%).

Consolidated Portfolio Performance

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	SEP 2009	JUN 2009	Q/Q Chg	SEP 2008	Y/Y Chg		SEP 2009	JUN 2009	SEP 2008
NHP Consolidated Portfolio (excluding MOBs)*									
Annualized Facility Revenue ($000s)	$ 1,988,621	$ 1,975,605	0.7%	$ 1,937,249	2.7%		$ 2,105,337	$ 2,086,819	$ 2,056,269
Occupancy	82.2%	81.8%	0.5%	82.9%	-0.7%		82.0%	81.9%	82.8%
Monthly revenue per occupied bed/unit	$ 4,880	$ 4,843	0.8%	$ 4,716	3.5%		$ 4,958	$ 4,945	$ 4,803
Annualized Facility EBITDARM ($000s)	$ 480,447	$ 474,568	1.2%	$ 448,873	7.0%		$ 498,352	$ 486,320	$ 465,289
Facility EBITDARM %	24.2%	24.0%	0.1%	23.2%	1.0%		23.7%	23.3%	22.6%
Total NHP Annualized Cash Rent ($000s)	$ 287,342	$ 286,008	0.5%	$ 279,053	3.0%		$ 293,294	$ 291,792	$ 288,459
NHP Rent (Payor Mix)									
Private	69.2%	69.2%	0.0%	69.0%	0.1%		68.4%	69.7%	69.1%
Medicare	11.3%	11.3%	0.0%	11.1%	0.2%		11.6%	11.0%	11.1%
Medicaid	19.4%	19.4%	0.0%	19.7%	-0.3%		19.9%	19.1%	19.6%
Other	0.1%	0.1%	0.0%	0.2%	-0.1%		0.1%	0.2%	0.2%
Total NHP Annualized Cash Rent	100.0%	100.0%		100.0%			100.0%	100.0%	100.0%
Facility EBITDARM coverage	1.67x	1.66x	0.8%	1.61x	3.9%		1.70x	1.65x	1.61x
Facility EBITDAR coverage	1.33x	1.31x	0.9%	1.26x	5.1%		1.34x	1.30x	1.26x
Facility EBITDAR - Capex coverage	1.23x	1.22x	1.0%	1.17x	5.2%		1.24x	1.20x	1.18x

	ALF/ILF			SNF			Total		
Total Portfolio | Facility Payor Mix	SEP 2009	JUN 2009	SEP 2008	SEP 2009	JUN 2009	SEP 2008	SEP 2009	JUN 2009	SEP 2008
Private	99.9%	99.9%	99.8%	16.5%	16.5%	17.1%	44.0%	47.0%	49.1%
Medicare	0.0%	0.0%	0.0%	28.4%	28.4%	27.3%	19.0%	19.0%	17.7%
Medicaid	0.1%	0.1%	0.2%	54.7%	54.7%	55.1%	34.0%	34.0%	32.8%
Other	0.0%	0.0%	0.0%	0.4%	0.4%	0.5%	0.0%	0.0%	0.4%
Total Tenant Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	97.0%	100.0%	100.0%
Q-Mix (Private + Medicare)	99.9%	99.9%	99.8%	44.9%	44.9%	44.4%	63.0%	66.0%	66.8%

*Excludes assets held for sale, medical office buildings, JV assets and 6 AL facilities which have not yet reached stabilization due to ongoing or recently completed construction / renovation (facilities comprise 517 units, currently 314 units in service at an aggregate occupancy of 58.8%).

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	SEP 2009	JUN 2009	Q/Q Chg	SEP 2008	Y/Y Chg		SEP 2009	JUN 2009	SEP 2008
Medical Office Building									
Revenue ($000s)*	$ 76,093	$ 75,275	1.1%	$ 73,581	3.4%		$ 79,489	$ 79,522	$ 76,945
Occupancy	90.5%	91.3%	-0.9%	92.4%	-2.0%		90.7%	91.5%	92.0%
Annual Revenue per occupied sq ft	$ 25	$ 25	2.0%	$ 24	5.5%		$ 25	$ 25	$ 25
Operating Expenses ($000s)*	$ 27,970	$ 28,183	-0.8%	$ 27,660	1.1%		$ 28,767	$ 29,101	$ 28,352
Annual Operating Expense per occupied sq ft	$ 9	$ 9	0.1%	$ 9	3.2%		$ 9	$ 9	$ 9
Net Operating Income ($000s)*	$ 48,123	$ 47,092	2.2%	$ 45,921	4.8%		$ 50,722	$ 50,421	$ 48,593
NOI per occupied sq ft	$ 16	$ 15	3.1%	$ 15	6.9%		$ 16	$ 16	$ 16
Margin %	63.2%	62.6%	1.1%	62.4%	1.3%		63.8%	63.4%	63.2%

*Trailing 12 months

Nationwide Health Properties

	SEP 2009		JUN 2009		SEP 2008	
		TOTAL				
Assisted and independent living						
Annualized Facility Revenue ($000s)	$	8,492	$	8,496	$	8,336
Occupancy		*58.8%*		*52.8%*		*64.9%*
Monthly revenue per occupied bed/unit	$	3,708	$	4,129	$	3,559
Annualized Facility EBITDARM ($000s)	$	1,722	$	1,903	$	2,762
Facility EBITDARM %		*20.3%*		*22.4%*		*33.1%*
NHP Annualized Cash Rent ($000s)	$	3,809	$	3,787	$	2,111
Facility EBITDARM coverage		0.45x		0.50x		1.31x
Facility EBITDAR coverage		0.34x		0.39x		1.11x
Facility EBITDAR - Capex coverage		0.28x		0.33x		1.00x

General Notes:
Non Stabilized facilities include six assisted living facilities comprised of 517 units, currently 314 units in service, with a total investment value of $61.3M.
Rent coverage decline mainly attibuted to Capital Improvement Rent on renovation or improvement costs financed by NHP.

Gross investment and annualized cash rent in thousands

Tenant Concentration		Number of Facilities	Number of Beds/Units Inservice	Gross Investment	Percent by Investment	Annualized Cash Rent/NOI	Percent by Cash Rent	Average Age	Remaining Term	EBITDARM Coverage
1 Brookdale Senior Living	[A]	96	5,952	$ 467,969	12.7%	$ 52,679	15.2%	14	9.6	1.53x
2 Hearthstone Senior Services		32	3,794	431,297	11.7%	37,124	10.7%	10	11.8	1.23x
3 Wingate Healthcare		18	2,458	248,561	6.8%	21,192	6.1%	20	10.4	1.82x
4 Beverly Enterprises		28	3,183	105,262	2.9%	14,991	4.3%	33	4.7	2.27x
5 Atria Senior Living		9	1,314	80,703	2.2%	12,628	3.6%	28	11.3	1.18x
Top 5		183	16,701	1,333,792	36.2%	138,614	39.9%	16	9.4	1.54x
6 Senior Services of America		18	1,515	128,807	3.5%	12,344	3.6%	16	12.3	1.08x
7 Magnolia Health Systems		27	2,409	125,475	3.4%	10,957	3.2%	30	17.4	1.49x
8 Laureate Group		9	1,526	118,946	3.2%	10,888	3.1%	16	3.3	1.59x
9 Carillon Assisted Living		9	928	105,847	2.9%	8,914	2.6%	8	12.3	1.32x
10 Nexion Health Management		20	2,177	70,393	1.9%	8,870	2.6%	23	3.8	2.09x
Top 10		266	25,256	1,883,260	51.2%	190,587	55.0%	17	9.9	1.53x
11 Emeritus Corporation	[A]	6	533	70,177	1.9%	6,357	1.8%	11	7.1	1.19x
12 Trans Healthcare	[B]	7	1,062	46,676	1.3%	5,635	1.6%	41	4.2	1.04x
13 HEALTHSOUTH	[A]	2	108	45,602	1.2%	5,076	1.5%	18	4.4	2.35x
14 Primrose Retirement Associates		8	427	55,016	1.5%	4,528	1.3%	9	12.3	1.21x
15 Epic Group		7	892	52,682	1.4%	4,513	1.3%	36	6.8	1.71x
Top 15		296	28,278	2,153,413	58.5%	216,696	62.6%	18	9.6	1.52x
Other - Senior Housing and Long-Term Care Tenants		167	14,629	797,618	21.7%	80,426	23.2%	22	6.8	2.15x
Medical Office Buildings		80		729,091	19.8%	49,140	14.2%	12		
Total NHP Consolidated Portfolio		**543**	**42,907**	**$ 3,680,122**	**100.0%**	**$ 346,262**	**100.0%**	**18**	**8.7**	**1.68x**

[A] Public company tenant
[B] Effective November 1, 2009, four Trans Healthcare facilities will be transferred to another operator, reducing the total annualized cash rent from Trans Healthcare to $3.2 million.

General Notes:
Performance metrics exclude assets held for sale and JV assets.
Ranked by Annualized Cash Rent/NOI.
Totals subject to rounding.

Gross investment and annualized cash rent in thousands

		Number of Beds/Units Inservice	Gross Investment	Percent by Investment	Annualized Cash Rent	Percent by Cash Rent	Medicaid as Percent of Cash Rent [A]
	Number of Facilities						
1 Texas	61	6,328	$ 448,187	15.2%	$ 45,310	15.2%	4.0%
2 Massachusetts	18	2,474	222,419	7.5%	19,295	6.5%	3.1%
3 Wisconsin	49	2,839	210,652	7.1%	20,038	6.7%	1.3%
4 California	26	2,850	189,802	6.4%	28,517	9.6%	1.8%
5 Tennessee	22	2,008	187,639	6.4%	12,671	4.3%	1.1%
Top 5	176	16,499	1,258,699	42.7%	125,831	42.3%	11.3%
6 Florida	26	2,543	150,197	5.1%	14,137	4.8%	1.6%
7 Indiana	32	2,745	143,263	4.9%	13,141	4.4%	2.6%
8 Ohio	18	1,661	117,250	4.0%	12,092	4.1%	1.2%
9 Washington	17	1,607	115,640	3.9%	12,255	4.1%	1.0%
10 North Carolina	11	1,120	111,135	3.8%	9,778	3.3%	0.6%
Top 10	280	26,175	1,896,184	64.2%	187,234	63.0%	18.4%
11 New York	6	846	102,391	3.5%	9,965	3.4%	1.3%
12 Michigan	17	1,357	100,373	3.4%	9,175	3.1%	1.1%
13 Minnesota	13	853	66,540	2.3%	5,656	1.9%	0.9%
14 Arizona	6	615	57,015	1.9%	6,945	2.3%	0.1%
15 Missouri	16	1,165	53,142	1.8%	5,573	1.9%	0.8%
Top 15	338	31,011	2,275,645	77.1%	224,548	75.6%	22.5%
Other States	125	11,896	675,386	22.9%	72,574	24.4%	11.5%
Total	**463**	**42,907**	**$ 2,951,031**	**100.0%**	**$ 297,122**	**100.0%**	**34.0%**
Medical Office Buildings	80		729,091		49,140		
Total NHP Consolidated Portfolio	**543**		**$ 3,680,122**		**$ 346,262**		

[A] Medicaid as a percent of cash rent represents an estimate of the portion of NHP's total senior housing and long-term care portfolio total rental income derived from the underlying Medicaid reimbursement of our tenants and borrowers (Medicaid income of our tenant divided by total income of our tenant multiplied by the rent or interest paid to NHP).

General Notes:
Performance metrics exclude assets held for sale and JV assets.
Ranked by Gross Investment.
Totals subject to rounding.

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

		Number of Facilities	Number of Beds/Units Inservice	Gross Investment	Annualized Cash Rent	EBITDARM Coverage	Revenue per occupied bed/unit	Average Age	Remaining Term	% SNF by Cash Rent
1	Texas	61	6,328	$ 448,187	$ 45,310	1.74x	$ 4,492	14	7.5	*28.7%*
2	Massachusetts	18	2,474	222,419	19,295	1.80x	7,318	24	9.9	*82.1%*
3	Wisconsin	49	2,839	210,652	20,038	1.63x	3,396	18	9.3	*16.6%*
4	California	26	2,850	189,802	28,517	1.55x	5,863	21	8.8	*16.1%*
5	Tennessee	22	2,008	187,639	12,671	1.43x	3,615	20	7.2	*20.1%*
	Top 5	176	16,499	1,258,699	125,831	1.66x	4,901	18	8.6	*31.2%*
6	Florida	26	2,543	150,197	14,137	2.04x	4,960	20	8.9	*20.4%*
7	Indiana	32	2,745	143,263	13,141	1.45x	5,420	28	15.9	*71.3%*
8	Ohio	18	1,661	117,250	12,092	1.11x	4,477	17	7.7	*25.4%*
9	Washington	17	1,607	115,640	12,255	1.91x	5,117	19	9.5	*42.1%*
10	North Carolina	11	1,120	111,135	9,778	1.46x	3,566	8	11.7	*3.7%*
	Top 10	280	26,175	1,896,184	187,234	1.64x	4,887	19	9.7	*32.1%*
11	New York	6	846	102,391	9,965	1.43x	6,814	17	8.7	*50.1%*
12	Michigan	17	1,357	100,373	9,175	1.80x	5,051	10	8.9	*10.1%*
13	Minnesota	13	853	66,540	5,656	1.81x	4,549	26	9.7	*39.8%*
14	Arizona	6	615	57,015	6,945	1.79x	7,876	14	8.4	*0.0%*
15	Missouri	16	1,165	53,142	5,573	2.04x	4,862	24	6.6	*97.3%*
	Top 15	338	31,011	2,275,645	224,548	1.66x	5,004	18	9.3	*32.8%*
	Other States	125	11,896	675,386	72,574	1.76x	4,826	20	7.2	*23.3%*
	Total	**463**	**42,907**	**$ 2,951,031**	**$ 297,122**	**1.68x**	**$ 4,958**	**18**	**8.7**	***30.5%***
	Medical Office Buildings	80		729,091	49,140			12		
	Total NHP Consolidated Portfolio	**543**		**$ 3,680,122**	**$ 346,262**			**18**		

General Notes:

Performance metrics exclude assets held for sale, medical office buildings, and JV assets.

Ranked by Gross Investment.

Totals subject to rounding.

Lease terms for NHP facilities generally are between ten and fifteen years with renewal options, if exercised, extend the Term ten to fifteen additional years.

In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing facilities and 2.0% to 3.0% for assisted living facilities.

Portfolio Performance Summary | Asset Class Composition Trends (by Investment)







Unconsolidated JV Portfolio Performance Metrics

	Assisted and Independent Living		Skilled Nursing		CCRC		Total Portfolio	
	SEP 2009		SEP 2009		SEP 2009		SEP 2009	
Unconsolidated JV Portfolio								
Annualized Facility Revenue ($000s)	$	73,678	$	157,552	$	12,731	$	243,961
Occupancy		*86.9%*		*91.5%*		*73.7%*		*88.5%*
Monthly revenue per occupied bed/unit	$	3,741	$	8,030	$	8,781	$	5,984
Q-Mix (Private + Medicare)		*95.7%*		*60.2%*		*100.0%*		*73.0%*
Annualized Facility EBITDARM ($000s)	$	25,204	$	40,678	$	3,330	$	69,212
Facility EBITDARM %		*34.2%*		*25.8%*		*26.2%*		*28.4%*
Total JV Annualized Cash Rent ($000s)	$	21,591	$	22,107	$	2,480	$	46,178
JV Rent (Payor Mix)								
Private		*95.7%*		*33.2%*		*70.0%*		*64.4%*
Medicare		*0.0%*		*27.0%*		*30.0%*		*14.6%*
Medicaid		*4.3%*		*39.8%*		*0.0%*		*21.1%*
Other		*0.0%*		*0.0%*		*0.0%*		*0.0%*
Total JV Annualized Cash Rent		*100.0%*		*100.0%*		*100.0%*		*100.0%*
Facility EBITDARM coverage		1.17x		1.84x		1.34x		1.50x
Facility EBITDAR coverage		1.00x		1.48x		1.09x		1.23x
Facility EBITDAR - Capex coverage		0.93x		1.45x		1.06x		1.18x

General Note:
    Totals may not add due to rounding.

Medical Office Building Portfolio Performance Metrics

Gross investment dollars in thousands

Region	Number of Facilities	Gross Investment	Gross Investment per SQFT	Percent On Campus	Average Age	Rentable SQFT	Occupancy Current Year	Occupancy Prior Year	Occupancy Change
Midwest	19	$ 101,827	$ 195	*64.5%*	14	522,838	*90.0%*	*92.1%*	*-2.0%*
Northeast/Atlantic	4	8,874	125	*53.3%*	26	70,715	*80.8%*	*71.8%*	*9.0%*
Southcentral	22	113,331	105	*69.1%*	15	1,082,967	*88.9%*	*90.6%*	*-1.7%*
Southeast	17	90,126	192	*65.5%*	17	469,703	*85.5%*	*90.3%*	*-4.8%*
West	20	434,333	327	*84.3%*	11	1,329,845	*94.8%*	*94.5%*	*0.3%*
Total MOB Portfolio	**82**	**$ 748,491**	**$ 215**	**73.4%**	**12**	**3,476,068**	**90.7%**	**92.0%**	**-1.3%**

	Annualized Revenue Current Year	Annualized Revenue Prior Year	Annualized Revenue % Change	Annualized Cash Rent/NOI Current Year	Annualized Cash Rent/NOI Prior Year	Annualized Cash Rent/NOI % Change	Operating Margin Current Year	Operating Margin Prior Year	Operating Margin Change
Midwest	$ 11,309	$ 11,417	*-0.9%*	$ 7,006	$ 7,443	*-5.9%*	*62.0%*	*65.2%*	*-3.2%*
Northeast/Atlantic	1,153	968	*19.1%*	667	569	*17.2%*	*57.9%*	*58.8%*	*-0.9%*
Southcentral	17,510	16,774	*4.4%*	9,311	8,522	*9.3%*	*53.2%*	*50.8%*	*2.4%*
Southeast	9,257	9,722	*-4.8%*	6,474	7,082	*-8.6%*	*69.9%*	*72.8%*	*-2.9%*
West	40,783	39,589	*3.0%*	27,297	25,541	*6.9%*	*66.9%*	*64.5%*	*2.4%*
Total MOB Portfolio	**$ 80,011**	**$ 78,470**	**2.0%**	**$ 50,755**	**$ 49,157**	**3.3%**	**62.6%**	**61.2%**	**1.4%**

MOBs by State	Region	Number of Facilities	Gross Investment	Percent by Investment	Gross Investment per SQFT	Building Square Feet	Percent by Square Feet
1 California	West	10	$ 236,720	*31.6%*	$ 332	712,869	*20.5%*
2 Washington	West	7	118,398	*15.8%*	323	366,483	*10.5%*
3 Illinois	Midwest	12	67,178	*9.0%*	175	383,058	*11.0%*
4 Missouri	Southcentral	7	48,722	*6.5%*	121	404,227	*11.6%*
5 Nevada	West	2	43,891	*5.9%*	301	145,637	*4.2%*
Top 5		38	514,909	*68.8%*	256	2,012,274	*57.9%*
6 Florida	Southeast	10	42,146	*5.6%*	357	118,206	*3.4%*
7 Oregon	West	1	35,324	*4.7%*	337	104,856	*3.0%*
8 Texas	Southcentral	7	32,881	*4.4%*	112	294,152	*8.5%*
9 Louisiana	Southcentral	8	31,728	*4.2%*	82	384,588	*11.1%*
10 Alabama	Southeast	1	16,706	*2.2%*	273	61,219	*1.8%*
Top 10		65	673,695	*90.0%*	226	2,975,295	*85.6%*
11 South Carolina	Southeast	2	16,336	*2.2%*	149	109,704	*3.2%*
12 Indiana	Midwest	4	15,725	*2.1%*	282	55,814	*1.6%*
13 Ohio	Midwest	1	13,269	*1.8%*	199	66,776	*1.9%*
14 Georgia	Southeast	3	10,424	*1.4%*	85	123,294	*3.6%*
15 Virginia	Northeast	3	7,158	*1.0%*	110	65,315	*1.9%*
Top 15		78	736,607	*98.4%*	217	3,396,198	*97.7%*
Other States		4	11,884	*1.6%*	149	79,870	*2.3%*
Medical Office Buildings		**82**	**$ 748,491**	**100.0%**	**$ 215**	**3,476,068**	**100.0%**

General Note:
   Totals subject to rounding.

Nationwide Health Properties

Medical Office Building Lease Expirations and Mortgage Loan Receivable Principal Payments

	Consolidated Multi-Tenant				Consolidated Triple-Net (1)				Consolidated Medical Office Building			
Year	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF
2009	195,192	8%	$ 4,140	$ 21.21	-	0%	$ -	$ -	195,192	7%	$ 4,140	$ 21.21
2010	351,490	15%	6,669	18.97	-	0%	-	-	351,490	12%	6,669	18.97
2011	273,760	11%	5,602	20.46	-	0%	-	-	273,760	10%	5,602	20.46
2012	252,886	10%	5,351	21.16	-	0%	-	-	252,886	9%	5,351	21.16
2013	138,645	6%	2,721	19.63	-	0%	-	-	138,645	5%	2,721	19.63
2014	147,809	6%	3,595	24.32	-	0%	-	-	147,809	5%	3,595	24.32
2015	127,472	5%	2,597	20.37	-	0%	-	-	127,472	4%	2,597	20.37
2016	92,172	4%	2,212	24.00	67,000	15%	1,532	22.87	159,172	6%	3,744	23.52
2017	370,195	15%	7,789	21.04	149,450	34%	1,863	12.47	519,645	18%	9,652	18.57
2018	65,871	3%	1,529	23.21	-	0%	-	-	65,871	2%	1,529	23.21
Thereafter	413,312	17%	9,388	22.71	220,563	51%	5,539	25.11	633,875	22%	14,927	23.55
	2,428,804	100%	$ 51,593	$ 21.24	437,013	100%	$ 8,934	$ 20.44	2,865,817	100%	$ 60,527	$ 21.12

	Unconsolidated JV MOB Lease Expirations				Mortgage Loan Receivable (2)		
Year	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Principal Payments	% of Total	Number of Facilities
2009	19,211	17%	$ 361	$ 18.79	$ -	0%	-
2010	29,694	26%	443	14.92	47,500	100%	1
2011	18,282	16%	299	16.35	-	0%	-
2012	27,973	24%	400	14.30	-	0%	-
2013	17,760	15%	276	15.54	-	0%	-
2014	-	0%	-	-	-	0%	-
2015	-	0%	-	-	-	0%	-
2016	2,020	2%	29	14.36	-	0%	-
2017	-	0%	-	-	-	0%	-
2018	-	0%	-	-	-	0%	-
Thereafter	-	0%	-	-	-	0%	-
	114,940	100%	$ 1,808	$ 15.73	$ 47,500	100%	1

(1) Also included in Other Triple-Net lease expirations on page 30
(2) Also included in Mortgage Loans Receivable Principal Payments on page 30

Nationwide Health Properties

Annualized Cash Rent/NOI:
The most recent monthly total cash rent due from our tenants as of the end of the current reporting period multiplied by twelve. For our multi-tenant medical office building portfolio, NOI rather than cash rent is annualized. We use Annualized Cash Rent to calculate our EBITDARM, EBITDAR and EBITDAR – Capex coverages.

Facility EBITDAR:
Earnings before interest, taxes, depreciation, amortization and rent on an annualized basis. We believe EBITDAR is a good estimate of facility cash flows after payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenues) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDAR to calculate the EBITDAR (cash flow) coverage for our portfolio.

Facility EBITDAR Coverage:
Annualized EBITDAR divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations. EBITDAR Coverage of 1.0X would indicate the EBITDAR is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the mid-range coverage calculation we utilize.

Facility EBITDARM:
Earnings before interest, taxes, depreciation, amortization, rent and management fees on an annualized basis. We believe EBITDARM is a good estimate of facility cash flows before payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenues) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDARM. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDARM to calculate the EBITDARM (cash flow before management fee) coverage for our portfolio.

Facility EBITDARM Coverage:
Annualized EBITDARM divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations assuming it doesn't have to pay its management fee. EBITDARM Coverage of 1.0X would indicate the EBITDARM is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the least restrictive coverage measure we utilize.

Facility EBITDAR - Capex:
Earnings before interest, taxes, depreciation, amortization and rent less minimum capital expenditures (capex) calculated on an annualized basis. We believe EBITDAR is a good estimate of facility cash flows after a reserve for minimum capital expenditures required to maintain a facility. We use a standardized imputed capital expenditure schedule in our calculations based on the type, size and age of each facility which we believe represents typical minimum capital expenditures for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR - Capex. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDAR - Capex to calculate the EBITDAR – Capex (cash flow after reserves for minimum capex requirements) coverage for our portfolio.

Facility EBITDAR - Capex Coverage:
Annualized EBITDAR - Capex divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations after it makes the minimum capital expenditures required to maintain the facility. EBITDAR - Capex Coverage of 1.0X would indicate the EBITDAR - Capex is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the most restrictive coverage measure we utilize.

Facility Revenues:
The revenues generated by each individual facility on an annualized basis. We receive periodic facility financial information from our tenants that we utilize to calculate Facility Revenues. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information.

Nationwide Health Properties

Gross Investment:
We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets included in the caption Other Assets on our balance sheets. Items classified in Other Assets generally pertain to our medical office buildings and may include such things as tenant improvements, leasing commissions, above/(below) market lease value, lease in place value and other items.

Monthly Revenue per Occupied Bed/Unit:
For our senior housing and long-term care portfolio, monthly revenue per occupied bed or unit is derived by determining the monthly revenue generated by each individual facility divided by the total number of actual resident days for a 30-day month. All facility performance data were derived solely from information provided by our tenants and borrowers and we have not verified such information.

Occupancy:
For our senior housing and long-term care portfolio, occupancy represents a facility's actual resident days (total number of beds or units occupied multiplied by the number of days in the period) divided by the total resident capacity (total number of beds or units in service for the period multiplied by the number of days in the period). For medical office buildings, facility occupancy represents the leased square feet divided by the total rentable square feet. In all cases (senior housing, long-term care and medical office buildings), the reporting period represents the month prior to quarter end. All facility performance data were derived solely from information provided by our tenants and borrowers and we have not verified such information.

NOI:
Net operating income ("NOI") is a non-GAAP supplemental financial measure used to evaluate the operating performance of our facilities. We define NOI for our triple-net leases segment as rent revenues. For our multi-tenant leases segment, we define NOI as revenues minus medical office building operating expenses. In some cases, revenue for medical office buildings includes expense reimbursements for common area maintenance charges. NOI excludes interest expense and amortization of deferred financing costs, depreciation and amortization expense, general and administrative expense and discontinued operations. We present NOI as it effectively presents our portfolio on a "net" rent basis and provides relevant and useful information as

NOI (continued):
it measures the operating performance at the facility level on an unleveraged basis. We use NOI to make decisions about resource allocations and to assess the property level performance of our properties. Furthermore, we believe that NOI provides investors relevant and useful information because it measures the operating performance of our real estate at the property level on an unleveraged basis. We believe that net income is the GAAP measure that is most directly comparable to NOI. However, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as presented above may not be comparable to other REITs or companies as their definitions of NOI may differ from ours.

Q-Mix:
For our long-term care portfolio, Q-Mix (abbreviation for Quality-Mix) refers to the combination of a Tenant's private and medicare revenues as a percentage of total revenues. As private and medicare rates are generally higher at long-term care facilities, Tenants can oftentimes improve margins by selectively targeting medicare and private-pay residents. As such, an increase in the Q-Mix generally results in a corresponding increase in a Tenant's total revenues.

Rentable Square Feet:
For our medical office building portfolio, rentable square feet represents the area measured to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. An add-on or load factor is used to charge the tenant for a percentage of the common areas, so that the total rentable square footage for the building is equal to sum of each floor's rentable area.

Same Property (Performance):
Results shown under the Same Property caption present the financial or other performance measures for only those facilities that were in our portfolio for more than twelve month at the end of all periods presented.